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                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

       X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     -----  EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 1997.

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ----- EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM

            ______________________ TO ________________.

                          Commission File No. 333-11503

           LSI Industries Inc. Nonqualified Deferred Compensation Plan

                               LSI Industries Inc.

         State of Incorporation - Ohio IRS Employer I.D. No. 31-0888951

                               10000 Alliance Road

                             Cincinnati, Ohio 45242

                                 (513) 793-3200


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                               LSI INDUSTRIES INC.
                     NONQUALIFIED DEFERRED COMPENSATION PLAN

                              FINANCIAL STATEMENTS

                                      AS OF

                                  JUNE 30, 1997

                                  TOGETHER WITH

                                AUDITORS' REPORT


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                               LSI INDUSTRIES INC.
                     NONQUALIFIED DEFERRED COMPENSATION PLAN

                                TABLE OF CONTENTS

                                                                                                      PAGE(S)
                                                                                                      -------
Report of Independent Public Accountants                                                                 4

Statement of Net Assets Available for Benefits as of June 30, 1997                                       5

Statement of Changes in Net Assets Available for Benefits for the Period from Inception
  (September 15, 1996) to June 30, 1997                                                                  6

Notes to Financial Statements                                                                           7-10



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                    Report of Independent Public Accountants



To the Plan Administrator of
   LSI Industries Inc. Nonqualified
   Deferred Compensation Plan:

         We have audited the accompanying statement of net assets available for benefits of LSI INDUSTRIES INC. NONQUALIFIED DEFERRED COMPENSATION PLAN (the
Plan) as of June 30, 1997 and the related statement of changes in net assets available for benefits for the period from inception (September 15, 1996) to June 30, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1997, and the changes in its net assets available for benefits for the period then ended, in conformity with generally accepted accounting principles.

                                                         /s/ Arthur Andersen LLP
                                                         Arthur Andersen LLP

Cincinnati, Ohio,
March 20, 1998

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                               LSI INDUSTRIES INC.
                     NONQUALIFIED DEFERRED COMPENSATION PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1997

                                                                 JUNE 30,
                                                                   1997
                                                                 --------
ASSETS:
     Receivable from LSI Industries Inc. (Note 1)                $451,924
                                                                 --------
NET ASSETS AVAILABLE FOR BENEFITS                                $451,924
                                                                 ========



                 The accompanying notes are an integral part of
                           these financial statements.

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                               LSI INDUSTRIES INC.
                     NONQUALIFIED DEFERRED COMPENSATION PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
       FOR THE PERIOD FROM INCEPTION (SEPTEMBER 15, 1996) TO JUNE 30, 1997

                                                                                   JUNE 30, 1997
                                                                                   -------------
Net assets available for benefits, beginning of period                                $      -
Contributions (Note 1):
    Participant voluntary deferrals                                                    123,704
    Company-
       Make-up contributions                                                           271,016
                                                                                      --------
                                                                                       394,720
Phantom investment earnings deferral                                                    57,204
                                                                                      --------
Net assets available for benefits, end of year                                        $451,924
                                                                                      ========


                 The accompanying notes are an integral part of
                           these financial statements.

                                       -6-


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                               LSI INDUSTRIES INC.
                     NONQUALIFIED DEFERRED COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1997

(1)    Plan Description-

       The following description of the LSI Industries Inc. Nonqualified Deferred Compensation Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

       The Plan, established on September 15, 1996, is an unfunded deferred compensation agreement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of LSI Industries Inc. (LSI or the Company) and its subsidiaries. As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Compensation Committee. The administrative expenses of the Plan are paid by the Company and are not included in the accompanying statements.

       The Plan provides for three types of awards as follows:

       o Voluntary Deferrals--Each Plan participant may elect to defer up to 100% of his salary and bonus for the Company's fiscal year. As discussed below, these deferrals can be allocated to a number of investment options at the discretion of the participant.

       o Matching Incentive Contributions--Under certain circumstances, Plan participants will be eligible for matching incentive contributions. These contributions will be made annually over a three-year period for each year the Company achieves a return on average shareholders' equity of at least 18%. These annual matching employer contributions will range from 10% to 30% depending upon the management level of the participant and the actual return on average shareholders' equity. Participants will be eligible to receive these matching contributions in each of the three years beginning in the year the participant makes a voluntary deferral eligible for the match. A maximum of 40% of the participant's total salary and bonus is eligible for matching incentive contributions.

           Only voluntary deferrals that are allocated to the LSI Common Shares investment option are eligible for the matching contribution. These deferrals are eligible for the match only if, as of the beginning of the Plan year, at least 50% of the value of the participant's deferred compensation account attributable to voluntary deferrals (for all plan years) is allocated to the LSI Common Shares investment option.

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           Make-Up Contributions--Participants in the Plan are entitled to receive two types of make-up contributions:

           - IRS Limitations--To the extent that a participant's allocation of employer contributions under the LSI Industries Inc. Retirement Plan and Trust (the Qualified Plan) has been subject to the $150,000 compensation limitation imposed by IRC Section 401(a)(17), the participant's deferred compensation account will be credited to the full extent of the limitation.

           - Allocation of Employer Contributions and Forfeitures under the Qualified Plan--The Qualified Plan specifies that employer contributions are to be allocated to participant accounts based upon covered compensation. To the extent that a Plan participant elects to defer compensation under the Plan, and this deferral election results in the participant receiving a smaller allocation of employer contributions and forfeitures under the Qualified Plan, the participant's deferred compensation account will be credited with an amount to make up this difference.

       Each participant elects to allocate his voluntary deferrals amongst specified investment options for purposes of measuring return on the deferral. The Plan does not permit transfers to or from an investment in LSI Industries Inc. Common Shares after the initial investment is made.

       At June 30, 1997 and for the period then ended, the phantom investment options for the Plan consist of the following:

       o    LSI Industries Inc. Common Shares
       o Fountain Square U.S. Treasury Obligations Fund (i.e., U.S. Treasury obligations)
       o Fountain Square Quality Bond Fund (i.e., investment grade bonds with maturities of seven to ten years)
       o Fountain Square International Equity Fund (i.e., common stock of non-U.S. companies)

       Deferred compensation account balances attributable to make-up contributions and matching contributions must be credited to the LSI Common Shares investment option. Participants have no right to change the investment option with respect to these contributions.

       Investment earnings are credited to the mutual fund investment options based upon the actual rate of return earned by those funds. Investment earnings are also credited with any unrealized appreciation or depreciation in the market value of LSI Industries Inc. common shares.

       Participants are 100% vested in voluntary deferrals made into the Plan. The matching incentive contributions are subject to forfeiture in most cases if a participant terminates employment prior to the end of the third year. In addition, the portion of a participant's

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       deferred compensation account attributable to make-up contributions is typically subject to full or partial forfeiture if the participant terminates with less than six "Years of Vested Service," as defined in the Qualified Plan.

(2)    Accounting Policies-

       (a) Basis of Accounting--The Plan uses the accrual basis of accounting.

       (b) Payment of Benefit--Benefits are recorded in participant's accounts when paid.

       (c) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)    Priorities Upon Termination of the Plan-

       Upon termination of the Plan, participants become fully vested in their individual deferred compensation accounts.

(4)    Present Value of Accumulated Plan Benefits-

       Accumulated plan benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total fair market value of the participants' deferred compensation account balances (i.e., compensation deferred plus company make-up contributions plus (minus) phantom investment earnings (losses) less benefits paid).

       The present value of accumulated plan benefits as of June 30, 1997 is as follows:

       Present value of accumulated plan benefits:

           Vested                                                      $446,627
           Nonvested                                                      5,297
                                                                       --------
           Total present value of accumulated plan benefits            $451,924
                                                                       ========



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       Changes in the present value of accumulated plan benefits from inception
       (September 15, 1996) through June 30, 1997 is as follows:

            Present value of accumulated plan benefits at inception
              (September 15, 1996)                                                            $      -
                 Benefits accumulated through:
                     Participant voluntary deferrals                                           123,704
                     Company make-up contributions                                             271,016
                     Phantom investment earnings deferral                                       57,204
                                                                                              --------
            Present value of accumulated plan benefits at June 30, 1997                       $451,924
                                                                                              ========



(5)    Income Tax Status-

       The Plan is an "employee benefit plan" under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, therefore, is not subject to ERISA. The Plan also is not a qualified Plan under Section 410(a) of the Internal Revenue Code of 1986, as amended.

       Amounts deferred, along with any dividends and interest accrued thereon, are not considered taxable income to a participant until distributed. Amounts distributed from the Plan are considered compensation taxable as ordinary income in the year distributed, in an amount equal to the total of all cash and the existing fair market value of all LSI common shares distributed.

       Subsequent dispositions by a participant of LSI common shares received from the Plan may result in capital gains (losses) equal to the amount realized over (under) the tax basis in the shares. The tax basis is generally considered to be the amount of ordinary income recognized in conjunction with the distribution from the Plan.

(6)    Participant Withdrawals-

       Participants can elect to receive distributions from their deferred compensation account either in a single lump sum payment or equal monthly installments of not less than 12 months nor more than 120 months upon termination of services with the Company.

       All distributions to be made under the Plan from a participant's LSI common shares account are to be made in the form of shares of LSI Industries Inc. common stock and cash in lieu of fractional shares. All other benefit payments will be made in cash.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                    LSI Industries Inc. Nonqualified Deferred Compensation Plan

                                     BY: /s/ Robert J. Ready
                                         ----------------------
                                         Robert J. Ready
                                         Plan Administrator

                                     BY: /s/ Ronald S. Stowell
                                         ----------------------
                                         Ronald S. Stowell
                                         Plan Administrator

March 20, 1998

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                               LSI INDUSTRIES INC.
                     NONQUALIFIED DEFERRED COMPENSATION PLAN
                                    FORM 11-K
                                  EXHIBIT INDEX

Exhibit Index                                                       Exhibit No.
-------------                                                       -----------
                  Consent of Independent Public Accountants             23


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